SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                                   ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Damark International, Inc.

                                (Name of Issuer)

                              Class A Common Stock

                            Par Value $0.01 per Share

                         (Title of Class of Securities)

                                    235691102

                                 (CUSIP Number)

                               Elizabeth Cohernour

                         Strong Capital Management, Inc.

                              100 Heritage Reserve

                                 Menomonee Falls

                                 Wisconsin 53051

                                 (414) 359-3400

                                                           January 18, 2001
------------------------------------------           ----------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

--------------------------
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                              13G

----------------------------             -----------------------------

    CUSIP No. 235691102                                     Page 2 of 8 Pages
---------------------------

----------------------------                  -----------------------------

----------- -------------------------------------------------------------------

            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             Richard S. Strong

----------- -------------------------------------------------------------------
----------- -----------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
    2

    (b)

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            SEC USE ONLY

    3

----------- -------------------------------------------------------------------
----------- ------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            USA

----------- -----------------------------------------------------------------
-----------------------------------------------------------------------------

                                         SOLE VOTING POWER
                                  5

          Number of                      0
           Shares
        Beneficially
          Owned by

            Each
          Reporting

           Person
            With

------------------------------------------------------------------------------
                            ---------------------------------------------

                                         SHARED VOTING POWER
                                  6
                                         478,200

-----------------------------------------------------------------------------
                            ---------------------------------------------------

                                         SOLE DISPOSITIVE POWER
                                  7
                                         0

----------------------------------------------------------------------------
                            ------------------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  8
                                         478,200

-----------------------------------------------------------------------------
----------- ------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            478,200

----------- ------------------------------------------------------------------
----------- -----------------------------------------------------------------

       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   o
    10
            N/A

-------------------------------------------------------------------------------
------------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            8.1%

-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
    12
            IN

-------------------------------------------------------------------------------

                                                               13G

-----                                          -----------------------------

CUSIP No. 235691102                   Page 3 of 8 Pages
-------------------                          -----------------------------

----------- ----------------------------------------------------------------

            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             Calm Waters Partnership

----------- ---------------------------------------------------------------
----------- ---------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)9
    2

   (b)9

----------- -------------------------------------------------------------------
----------- ------------------------------------------------------------------

            SEC USE ONLY

    3

----------- ----------------------------------------------------------------
----------- -----------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
    4

            Wisconsin

----------- ----------------------------------------------------------------
---------------------------------------------------------------------------

                                         SOLE VOTING POWER
                                  5

          Number of                      0
           Shares
        Beneficially
          Owned by

            Each
          Reporting

           Person
            With

------------------------------------------------------------------------------
                   ---------------------------------------------------------

                                         SHARED VOTING POWER
                                  6
                                         468,000

----------------------------------------------------------------------------
                   ---------------------------------------------------------

                                         SOLE DISPOSITIVE POWER
                                  7
                                         0

-----------------------------------------------------------------------------
                   ------------------------------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  8
                                         468,000

----------------------------------------------------------------------------
----------- ---------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            468,000

----------- --------------------------------------------------------------------
----------- ---------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   o
    10
            N/A

----------------------------------------------------------------------------
-----------------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            8.0%

----------------------------------------------------------------------------
------------------------------------------------------------------------------

            TYPE OF REPORTING PERSON
    12
            PN

---------------------------------------------------------------------------

                                                               13G

                                           -----------------------------

CUSIP No. 235691102                       Page 4 of 8 Pages
--------------------                           -----------------------------

Item 1(a).    Name of Issuer

              Damark International, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices

              7101 Winnetka Avenue N.
              Minneapolis, MN 55428


Item 2(a).    Name of Person Filing
Item 2(b).    Address of Principal Business Office
Item 2(c).    Citizenship

              Richard S. Strong
              Chairman of the Board
              Strong Capital Management, Inc.
              100 Heritage Reserve
              Menomonee Falls
              Wisconsin 53051
              (414) 359-3400
              U.S. Citizen


              Calm Waters Parnership (together with Richard S. Strong,
                      the "Reporting Persons")
              c/o Richard S. Strong,
              General Partner
              100 Heritage Reserve
              Menomonee Falls
              Wisconsin 53051
              (414) 359-3400
              A Wisconsin general partnership


              Calm Waters Partnership is a private investment fund, the sole beneficial owners of which are Mr. Strong and his wife.

                                                               13G

--------------------                               -----------------------------

CUSIP No. 235691102                                     Page 5 of 8 Pages
--------------------                        -----------------------------

Item 2(d).    Title of Class of Securities

              Class A Common Stock

              Par Value $0.01 per Share (the ?Common Stock?).

Item 2(e).    CUSIP Number

               235691102

Item 3.       If This  Statement is Filed  Pursuant to  Rule 13d-1(b),
                or 13d-2(b) or (c),  Check  Whether the Person
              Filing is a:   N/A

              If this statement is filed pursuant to Rule 13d-1(c), check this box. :

Item 4.       Ownership.

              (a)     Amount beneficially owned:

                      See responses to Item 9 of the cover pages (1)

              (b)     Percent of Class:

                      See responses to Item 11 of the cover pages (1)

               (c)    Number of shares as to which such persons have:

                      (i)      Sole power to vote or to direct the vote:
                               0

                      (ii)     Shared power to vote or to direct the vote:
                               See responses to Item 6 of the cover pages.

                (iii)    Sole power to dispose or to direct the disposition of:
                               0

                iv)     Shared power to dispose or to direct the disposition of:
                               See responses to Item 8 of the cover pages.
--------------
(1) The beneficial ownership of Common Stock reported by the Reporting Persons consists of:

         (i) 468,000 shares of Common Stock acquired by Calm Waters Partnership and indirectly by Mr. Strong by virtue of the sole ownership of Calm Waters Partnership by Mr. Strong and his wife; and

                                       13G

--------                                         -----------------------------

CUSIP No. 235691102                                Page 6  of 8 Pages
---------------------                       -----------------------------

Item 5.       Ownership of Five Percent or Less of a Class.

              N/A

------------------
(1)      Cont'd.

         (ii) 10,200 shares held by registered investment companies over which Strong Capital Management Inc., a registered investment adviser, has discretionary authority, and beneficial ownership of which may be attributed to Mr. Strong by virtue of his control of the adviser.

         On February 27, 2001, Calm Waters Partnership purchased a $7 million face amount 10% convertible note due 2001 (the "Convertible Note") in a prvate placement from Damark International pursuant to a Securities Purchase Agreement dated February 26, 2001. The Convertible Note held by Calm Waters Partnership will become convertible into shares of Common Stock beginning on September 1, 2001, at $3.00 per share, subject to certain conditions. Unless the shareholders of Damark approve the issuance of Common Stock underlying the Convertible Notes, the Convertible Notes may not be converted in an amount greater than 2,000,000 shares of Common Stock, on a pro rata basis by all holders of the Convertible Notes sold under the Securities Purchase Agreement.

The terms of the Convertible Notes provide that beginning on September 1, 2001, the Convertible Notes will be convertible by Calm Waters Partnership on any given date, only to the extent that the number of shares of Common Stock then issuable upon conversion of the Convertible Notes, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates would not exceed 9.99% of the Common Stock then issued and outstanding.

The terms of the Convertible Notes also provide that upon approval of Damark Shareholders of the issuance of Series E Convertible Preferred Stock (the "Series E Preferred") and the satisfaction of other conditions, the principal amount remaining on the Convertible Notes (plus any unpaid, accrued or capitalized interest) will convert automatically into the Series E Preferred at the stated value of $100.00 per share. The Series E Preferred will have a conversion price of $3.00 per share of Common Stock, subject to adjustments. The terms of the Certificate of Designations, Preferences and Rights of the Series E Preferred provide that the Series E Preferred will be convertible into shares of Common Stock by Calm Waters Partnership on any given date only to the extent that the number of shares of Common Stock then issuable upon conversion of the Series E Preferred, together with any other shares of Common Stock beneficially owned by the Reporting Persons or any of their affiliates would not exceed 9.99% of the Common Stock then issued and outstanding.

                                                               13G

---------------------                       -----------------------------

CUSIP No. 235691102                                 Page 7 of 8 Pages
---------------------                      -----------------------------


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              N/A

Item 7.       Identification  and  Classification  of the Subsidiary  Which
                Acquired the Security Being Reported on by
              the Parent Holding Company.

              N/A

Item 8.       Identification and Classification of Members of the Group.

              N/A

Item 9.       Notice of Dissolution of Group.

              N/A

                                                               13G

----------------                              -----------------------------

CUSIP No. 235691102                                  Page 8 of 8 Pages
-----------------------                     -----------------------------

Item 10.      Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2001                         /s/ Richard S. Strong
                                            ----------------------
                                              Richard S. Strong

                                                     Calm Waters Partnership

Dated: March 8, 2001                                 By:   /s/ Richard S. Strong
                                                        ------------------------
                                                         Richard S. Strong
                                                         General Partner

                            Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Damark International, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 8th day of March, 2001.

Dated: March 8, 2001                         /s/ Richard S. Strong
                                            ----------------------
                                             Richard S. Strong

                                                     Calm Waters Partnership

Dated: March 8, 2001                                 By:   /s/ Richard S. Strong
                                                        ------------------------
                                                          Richard S. Strong
                                                          General Partner